UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549










                                   FORM 11-K





                                   (Mark One)

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

                   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the transition period from to








                          CENTRAL AND SOUTH WEST CORPORATION
                               RETIREMENT SAVINGS PLAN
                               (Full title of the plan)









                        AMERICAN ELECTRIC POWER COMPANY, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                        (Name of issuer of the securities held
                         pursuant to the plan and the address
                          of its principal executive office)

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                         TABLE OF CONTENTS
                                                                        PAGE

  SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

  INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . .    4

  FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits. . . . . . . . . . .    5
    Statements of Changes in Net Assets Available for Benefits . . . . .    6
    Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . 7-12

  SUPPLEMENTAL SCHEDULE:
    Schedule of Assets (Held at Year End) as of December 31, 2002  . .     13

  EXHIBIT:
    Exhibit Index. . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
    Consent of Independent Auditors. . . . . . . . . . . . . . . . . . .   15
    Certification Pursuant to Section 1350 of Chapter 63 of Title 18
      of the United States Code  . . . . . . . . . . . . . . . . . . . .   16

          CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN



      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










                                  By:         /s/ J. Steven Kiser
                                  ---------------------------------
                                        J. Steven Kiser, Secretary
                                    Employee Benefit Trusts Committee

         Date:   June 25, 2003

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         As further discussed in Notes 1 and 6 to the financial statements, the Board of Directors of Central and South West Corporation, the Plan's sponsor, voted on December 11, 2002 to merge the Plan with the American Electric Power System Retirement Savings Plan as of December 31, 2002.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 25, 2003



CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

                                                                                    2002                 2001
                                                                                    ----                 ----

Assets:
Investments:
    Bank Investment and Other Fixed Income Contracts                               $       -      $192,824,952
    American Electric Power Company, Inc. - Common Stock                                   -       202,688,478
    Registered Investment Company Funds                                                    -       301,278,613
    Fidelity Institutional Cash Portfolio Fund                                             -         5,744,073
    Participant Loans                                                                      -        28,291,280
                                                                                   ------------   ------------

       Total Investments                                                                   -       730,827,396

Other Receivables                                                                          -           587,237
                                                                                   ------------   ------------

Net Assets Available For Benefits                                                  $       -      $731,414,633
                                                                                   ============   ============

See notes to financial statements.



CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                    2002                 2001
                                                                                    ----                 ----

Investment Income:
    Interest                                                               $   9,181,550          $  7,597,315
    Dividends                                                                 16,836,608            19,770,393
    Depreciation in Fair Value of Investments                               (131,878,603)          (57,149,058)
    Administrative and Investment Expenses                                       (61,951)             (112,476)
                                                                           -------------          ------------

       Total Net Investment Loss                                            (105,922,396)          (29,893,826)
                                                                           -------------          ------------

Contributions:
    Employers                                                                 15,810,329            14,472,672
    Participants                                                              27,625,255            28,570,302
                                                                           -------------          ------------

       Total Contributions                                                    43,435,584            43,042,974

Distributions to Participants                                                (65,004,914)          (67,671,588)

Transfer to AEP Retirement Savings Plan                                     (603,922,907)                 -
                                                                           -------------          ------------

Decrease In Net Assets                                                      (731,414,633)          (54,522,440)

Net Assets Available For Benefits
    Beginning of Year                                                        731,414,633           785,937,073
                                                                           -------------          ------------

Net Assets Available For Benefits
    End of Year                                                            $        -             $731,414,633
                                                                           =============          ============

See notes to financial statements.

CENTRAL AND SOUTH WEST CORPORATION
RETIREMENT SAVINGS PLAN
----------------------------------

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
----------------------------------------------

1.       PLAN DESCRIPTION

The following description of the Central and South West Corporation Retirement Savings Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Central and South West Corporation (CSW or the Corporation) Employees' Thrift Plan (Thrift Plan), a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the "Plan"), effective July 1, 1997.

On June 15, 2000 American Electric Power Company, Inc (the Company) merged with CSW so that CSW became a wholly-owned subsidiary of the Company. The Plan merged with the American Electric Power System Retirement Savings Plan on December 31, 2002. All assets of the Plan were transferred to the American Electric Power System Retirement Savings Plan.

The following former Central and South West System companies are participating employers in the Plan as of December 31, 2002:

                  Central Power and Light Company (CPL)
                  Public Service Company of Oklahoma (PSO)
                  Southwestern Electric Power Company (SWEPCo)
                  West Texas Utilities Company (WTU)
                  Central and South West Services, Inc. (CSWS)
                  CSW Energy, Inc. (CSWE)
                  CSW Energy Services, Inc.
                  C3 Communications, Inc.
                  EnerShop Inc.

However, if an individual was hired by one of these participating employers on or after January 1, 2001, they were considered for eligibility under the American Electric Power System Retirement Savings Plan and not the Plan. Effective at the close of business on December 31, 2002, all participants in the Plan became participants in the American Electric Power System Retirement Savings Plan.

American Electric Power Service Corporation is the Plan Administrator (Plan Administrator). Fidelity Management Trust Company (Fidelity) is the Trustee and Recordkeeper for the Plan.

Generally, eligible employees participating in the Plan may make contributions in 1% increments up to 20% of their salary. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution up to 6% of the participant's compensation for each payroll period, subject to certain limitations. All contributions are participant directed. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections or move existing fund balances on a daily basis. Participants are allowed to direct changes to their contribution elections coinciding with company payroll periods.

A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution the vested interest in the participant's account as a lump sum. A participant may make withdrawals at any time from any remaining contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarially determined annuity payment, or by rolling the funds into another qualified plan of the participant's choice. Additionally, employees may direct that their contributions be made on an after-tax basis and/or on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code (Code). An employee's taxable income for federal income tax is reduced by any pre-tax contribution. Certain restrictions, as defined by the Code, are placed on the availability of those pre-tax accumulated funds.

Effective January 1, 2002, the AEP Stock Fund, a Plan investment option, was converted to an Employee Stock Ownership Plan (ESOP). As a result, particpants can elect to have dividends generated from their AEP Stock Fund holdings paid out in cash, rather than automatically reinvesting in the fund. The dividend payouts are made each December and are treated as normal income for tax purposes. The 10 percent early withdrawal penalty for individuals under age
59 1/2 does not apply.

During 2002, participants could direct the investments of their contributions to any combination of the following funds:

         The Fixed Income Fund, the objective of which is to invest in the Fidelity Retirement Government Money Market Portfolio and the Fidelity Managed Income Portfolio IIand investment contracts from a wide variety of providers at varying annual interest rates.

         The AEP Stock Fund, the objective of which is to invest in American Electric Power, Inc. common stock and temporary investments in the Fidelity Institutional Cash Portfolio Money Market Fund.

         The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

         The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter
         (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

         The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

         The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

         The Fidelity Equity-Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 80% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

         The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 80% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

         The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

         The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

         The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

         The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

         The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

         The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

         The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500.

Except for their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan, or after severance of employment.

Participants may borrow from their savings plan accounts, a minimum of $1,000, but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from one year to 60 months, except for certain loans to purchase a home for which the maximum term is 15 years. Interest rates, fixed for the life of the loan, are established by the Plan Administrator in accordance with the requirements of law. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee.

Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income, with the exception of the AEP Stock Fund which pays out or reinvests dividends at the participant's discretion. Investment management fees are accounted for as a reduction in net investment income.

Distributions are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Certain reclassifications have been made to prior year's amounts in order to conform to current year's presentation.

3.       INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

Investments exceeding five percent of net assets were:

                                                           Fair Value
                                                       December 31, 2001
                                                       -----------------

AEP Common Stock                                          $202,688,478

Fixed Income Fund                                          192,824,952

Fidelity Blue Chip Growth Fund                             120,120,145

Fidelity Equity Income Fund                                 94,071,790

There were no investments held by the plan at December 31, 2002.

4. NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments bought, sold as well as held during the year) depreciated in value by $(131,878,603) and $(57,149,058), respectively, as follows:

                                                Year Ended December 31,
                                              2002                  2001
                                              ----                  ----
Investments at Fair Value:
 American Electric Power
  Company Common Stock                   $ (69,610,229)         $(11,870,277)
Investments at Estimated Fair
 Value:
 Registered Investment Companies
  and Group Annuity, Bank
  Investment and Other Fixed
  Income Contracts                         (62,268,374)          (45,278,781)
                                         -------------          ------------

     Total                               $(131,878,603)         $(57,149,058)
                                         =============          ============


5. FEDERAL INCOME TAX

The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

The Plan obtained its latest determination letter on August 17, 1999, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until pre-tax contributions and earnings are distributed.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, AEP has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts. As further discussed in Note 1 to the financial statements, the Board of Directors of Central and South West Corporation, the Plan's sponsor, voted on December 11, 2002 to merge the Plan with the American Electric Power System Retirement Savings Plan as of December 31, 2002.

7.       RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

8.       LEGAL ISSUES

In the fourth quarter of 2002 and the first quarter of 2003, three lawsuits were filed on behalf of the Plan against American Electric Power Company, Inc. (AEP), certain AEP executives, and AEP's Employee Retirement Income Security Act (ERISA) Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative, breach of fiduciary duties and breach of contract and in the allocation of assets to AEP stock. The ERISA actions are pending in federal District Court, Columbus, Ohio. The actions are in the initial pleading stage. AEP intends to vigorously defend against these actions.

CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
---------------------

ASSETS HELD AS OF DECEMBER 31, 2002

There were no assets held as of December 31, 2002

CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


EXHIBIT INDEX


Exhibit No.                       Description

   23                   Consent of Deloitte & Touche LLP

   99A Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                                                             EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

Central and South West Corporation:

We consent to the incorporation by reference in the previously filed registration statement on Form S-8 (File No. 333-39402), of our report dated June 25, 2003 appearing in this Annual Report on Form 11-K of Central and South West Corporation Retirement Savings Plan for the year ended December 31, 2002.





DELOITTE & TOUCHE LLP
Columbus, Ohio
June 30, 2003

CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                                                                 EXHIBIT 99A


This Certification is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This Certification shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise stated in such filing.


               Certification Pursuant to Section 1350 of Chapter 63
                      of Title 18 of the United States Code


I, J. Steven Kiser, the secretary of the Employee Benefits Trust Committee of American Electric Power Service Corporation, certify that (i) the Annual Report of the Central and South West Corporation Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


/s/ J. Steven Kiser
-------------------
J. Steven Kiser
June 30, 2003


A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.